Press Release


Ahold announces
results of Solicitations
of Offers to sell Bonds




     NOT FOR DISTRIBUTION TO ANY U.S. PERSON OR ITALIAN PERSON OR TO ANY PERSON OR ADDRESS IN THE UNITED STATES OR ITALY (SEE FULL OFFER RESTRICTIONS BELOW)

     Amsterdam, The Netherlands, October 20, 2005 - Ahold Finance U.S.A., LLC ("Ahold Finance") and Koninklijke Ahold N.V. ("Koninklijke Ahold" and together with Ahold Finance, the "Companies") today announced the successful close of their solicitations of offers to sell up to EUR 1,000,000,000 equivalent of bonds that were launched on 11 October 2005 (the "Solicitations").

     Pursuant to the expiration of the Solicitation Period, the Companies have announced the acceptance of EUR 1,000,000,000 equivalent aggregate principal amount of their bonds targeted by the Solicitations as follows:

   ---------------------------------------------------------------------------------------------------------------------------------
         Common           Aggregate
       Codes/ISIN         Principal                             Principal           Principal Amounts
     Numbers of the        Amounts                            Amounts validly          accepted for        Pro-ration factors
         Notes           Outstanding          Notes          offered for sale            purchase
   ---------------------------------------------------------------------------------------------------------------------------------

       014028030/            GBP          6.50 per cent.           GBP                   GBP                    0.88371
      XS0140280305       500,000,000     Guaranteed Notes      282,897,000           250 ,000,000
                                             due 2017
   ---------------------------------------------------------------------------------------------------------------------------------

       014028064/            EUR          5.875 per cent.          EUR                   EUR                      N/A
      XS0140280644       600,000,000     Guaranteed Notes      193,176,000           193,176,000
                                             due 2012
   ---------------------------------------------------------------------------------------------------------------------------------

       012897359/            EUR          5.875 per cent.          EUR                   EUR                    0.40814
      XS0128973590      1,500,000,000     Notes due 2008      1,070,288,000          436,824,000
   ---------------------------------------------------------------------------------------------------------------------------------


      Due to the response to the Solicitations, Koninklijke Ahold has decided to increase the principal amount of the 2008 Notes accepted for purchase from the previously announced EUR 300,000,000 to EUR 436,824,000.

      As the aggregate principal amount of 2017and 2008 Notes offered for sale exceeded the target principal amounts of the Notes that the Companies were willing to accept, all valid offers to sell the 2017, and 2008 Notes have been accepted on a pro rata basis as described in the Solicitation Memorandum dated 11 October 2005 and using the pro-ration factors detailed above.

                                                                        2005041
     [Graphic omitted]
     Ahold

     www.ahold.com

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


All valid offers to sell the 2012 Notes will be accepted in full by the Companies. The Companies will announce the relevant purchase prices for the 2017, 2012 and 2008 Notes later today.


Key Dates

Event                                                     Date/Time

-----------------------------------------------------------------------------------------------------------------
Pricing Time .....................................        20 October 2005, at or around 12.00 midday CET
Anticipated Settlement Date ......................        24 October 2005
-----------------------------------------------------------------------------------------------------------------


BNP Paribas and JPMorgan are acting as Lead Dealer Managers. JPMorgan Chase Bank, N.A. is acting as Tender Agent. Barclays Capital and Goldman Sachs International are acting as Co-Dealer Managers on this transaction.

Requests for all information in relation to the Solicitations should be directed to the Lead Dealer Managers:



                Lead Dealer Manager                                  Lead Dealer Manager and Transaction Co-ordinator

                  BNP PARlBAS                                                    J.P. Morgan Securities Ltd.
                10 Harewood Avenue                                                    125 London Wall
                 London NW1 6AA                                                       London EC2Y 5AJ
          Attention: Debt Restructuring Group                         Attention: Liability Management - John Cavanagh
        Email: debt.restructuring@bnpparibas.com                           Email: john.cavanagh@jpmorgan.com
               Tel: +44 (0) 20 7595 8668                                          Tel: +44 (0) 20 7742 7506


Ahold Press Office: +31 (0)20 509 5343


Disclaimer



This press release does not constitute, or form part of, an offer to buy or the solicitation of any offer to sell any securities in any jurisdiction nor shall it (or any part of it), or the fact of its distribution, form the basis of or be relied on in connection with any contract therefor. No indications of interest in the Solicitations are sought by this press release. The Solicitations were not made to, and no offer to sell has been accepted from, or on behalf of, holders of securities in any jurisdiction in which the Solicitations are unlawful.


Offer Restrictions

United Kingdom
The Solicitations were only made to persons outside the United Kingdom, persons within the United Kingdom falling within the definition of Investment Professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order")) or within Article 43 of the Order, or other persons to whom it may have been lawfully communicated in accordance with the Order.


United States
The Solicitations were not made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation: facsimile transmission, telex, telephone, e-mail and other forms of electronic transmission) of interstate or foreign commerce, or of any facility of a national securities exchange of the United States, and Notes were not offered for sale by any such use, means, instrumentality or facility from or within the United States. Accordingly, copies of the Solicitation Memorandum and any related documents were not mailed, forwarded, sent, transmitted or otherwise distributed in, into or from the United States (including without limitation by any custodian, nominee, trustee or agent) and persons receiving the Solicitation Memorandum must not distribute, forward, mail, transmit or send it or any related documents in, into or from the United States. Offers to sell made by a resident of the United States, any agent, fiduciary or other intermediary acting on a nondiscretionary basis for a principal giving instructions from within the United States or any U.S. person were not accepted.



[Graphic omitted]

www.ahold.com

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

Italy
The Solicitations were not made in the Republic of Italy. The Solicitations and the Solicitation Memorandum were not submitted to the clearance procedure of the Commissione Nazionale per le Societa e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, Noteholders are hereby notified that, to the extent such Noteholders are Italian residents and/or persons located in the Republic of Italy, the Solicitations were not available to them and, any acceptance received from such persons is ineffective and void. Neither the Solicitation Memorandum nor any other solicitation material relating to the Solicitations, or the Notes may be distributed or made available in the Republic of Italy.

Belgium
In Belgium, the Solicitations were not, directly or indirectly, made to, or for the account of, any person other than to professional or institutional investors referred to in article 3,2(0) of the Belgian royal decree of 7 July 1999 on the public character of financial operations (the "Public Decree"), each acting on their own account. The Solicitation Memorandum was not and will not be submitted to nor approved by the Belgium Banking, Finance and Insurance Commission (Commission Bancaire, Financiere et des Assurances/Commissie voor het Bank, Financie en assurantiewezen) and accordingly was not used in connection with any solicitation in Belgium except as may otherwise have been permitted by law.

France
The Solicitation Memorandum was not submitted to the clearance procedures of the French Autorite des Marches Financiers. The Solicitations were not made, directly or indirectly, by way of a public offering in France (appel public a l'epargne) and only providers of investment services relating to portfolio management for the account of third parties (personnes fournissant le service d'investissement de gestion de portefeuille pour compte de tiers) and/or qualified investors (Investisseurs Qualifies), all as defined in Articles L.411-1. L.411-2 and D.411-1 of the French Code Monetaire et Financier were eligible to offer to sell Notes.


Forward-Looking Statements Notice

Certain statements in this press release are forward-looking statements within the meaning of the U.S. federal securities laws. These statements include, but are not limited to, statements regarding certain key dates relating to the Solicitation, including the expected timing of the pricing and the settlement date. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate precisely, such as the effect of general economic or political conditions, fluctuations in exchange rates or interest rates, the behavior of other market participants and the actions of government regulators, unanticipated delays in making announcements relating to the Solicitation and unanticipated delays or difficulties with respect to the pricing or settlement of the Solicitation. Many of these and other risk factors are detailed in Ahold's publicly filed reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release, except as may be required by applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."


[Graphic omitted]

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